SCHEDULE 13D/A


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
2/15/08


1. NAME OF REPORTING PERSON
Bulldog Investors, Phillip Goldstein and Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
1,183,850

8. SHARED VOTING POWER


9. SOLE DISPOSITIVE POWER

1,183,850
_______________________________________________________

10. SHARED DISPOSITIVE POWER

0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

1,183,850

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

14.94%

14. TYPE OF REPORTING PERSON

IA
_______________________________________________________

The following constitutes Amendment No. 7 to the Schedule 13D filed by Bulldog Investors, Phillip Goldstein and Andrew Dakos on August 17, 2006. This Amendment No.7 amends and supersedes that Schedule 13D as specifically set forth.

Item 4 is amended as follows:
ITEM 4. PURPOSE OF TRANSACTION
On February 15, 2008 the reporting persons sent the attached letter (See Exhibit 1) to the Chairman of the Board of the Issuer.

Item 7 is amended as follows:
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1. Letter to Issuers Chairman of the Board


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 2/15/08

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos


Exhibit 1:

Full Value Partners L.P.
Park 80 West, Plaza Two, Saddle Brook, NJ 07663
Phone (201) 556-0092 // Fax (201) 556-0097

February 15, 2008


Sherry Wilzig Izak
Chairman of the Board and Chief Executive Officer
Wilshire Enterprises, Inc.
One Gateway Center
Suite 1030
Newark, NJ 07102

Dear Ms. Wilzig Izak:

Full Value Partners L.P. is the beneficial owner of shares of Wilshire Enterprises, Inc. (Wilshire) with a market value in excess of $2,000.00 and is a member of a group that has filed a schedule 13D.
We have held our shares for at
least 12 months and intend to
hold them through the next annual meeting.
We hereby submit the following proposal
and supporting statement pursuant to
rule 14a-8 of the
Securities Exchange Act of 1934 for
inclusion in managements proxy materials for the next meeting of stockholders.

RESOLVED:  The shareholders of Wilshire
Enterprises, Inc. (Wilshire) request that the Board of Directors replace
Sherry Wilzig Izak as CEO.

Supporting Statement

In a press release issued by Wilshire on June 4, 2007, Ms. Wilzig Izak made the following statement:

With the completion of many of our
value-enhancing initiatives, which
we firmly believe have made our portfolio and our overall Company more appealing to a potential buyer, we are now actively exploring strategic alternatives for the business.

On that day, Wilshires stock price closed at $5.73 on large volume.
Soon afterward, Ms. Wilzig Izak boasted
in a letter to shareholders
that the Initial Bids Are In!
Since then Wilshires stock price
has fallen dramatically. Currently, it is hovering just above $3 and there are no value-enhancing initiatives in sight.

It is abundantly clear that Ms. Wilzig Izak does not possess the willingness, credibility or wherewithal to manage
Wilshire effectively or to maximize
shareholder value.
Replacing Ms. Wilzig Izak as soon as possible with an experienced and credible real estate professional is imperative if Wilshires shareholders expect to maximize the value of their investment via a sale or liquidation.

If you agree the time has come to replace
Ms. Wilzig Izak, please vote in favor of this proposal.


Very truly yours,




Andrew Dakos
Managing Member
Full Value Advisors LLC
General Partner